FENBO HOLDINGS LIMITED

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

January 6, 2025

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Fenbo Holdings Limited
Request for Withdrawal of Registration Statement on Form F-1 Registration No. 333-281022

Ladies and Gentlemen:

On July 25, 2024, Fenbo Holdings Limited (the “Company”) initially filed Registration Statement No. 333-281022 on Form F-1, as amended on Form F-1/A on August 14, 2024, August 20, 2024, August 23, 2024 and on August 29, 2024 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable. The Company seeks withdrawal of the Registration Statement because the Company has determined not to pursue the offering of securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Henry F. Schlueter of Schlueter & Associates, P.C., at (303) 292-3883 (email: hfs@schlueterintl.com) or Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com).

Thank you for your assistance in this matter.

Very truly yours,

FENBO HOLDINGS LIMITED

By;	/s/ Huang Hongwu
Name:	Huang Hongwu
Title:	Chief Executive Officer (Principal Executive Officer) and Executive Director

cc:	Fenbo Holdings Limited Rodman & Renshaw LLC Haynes and Boone, LLP